Exhibit 99.2

FORM OF LETTER TO SHAREHOLDERS WHO ARE RECORD HOLDERS

PRESURANCE HOLDINGS, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights

Distributed to Shareholders

of Presurance Holdings, Inc.

[•], 2026

Dear Shareholder:

Enclosed are materials relating to a rights offering by Presurance Holdings, Inc. (“we,” “us,” “our,” or the “Company”), including the prospectus (the “Prospectus”) which forms a part of the Registration Statement on Form S-1, first filed with the Securities and Exchange Commission on January 14, 2026, as amended or supplemented from time to time. Please carefully review the Prospectus, which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase shares of our common stock, no par value, only during a limited period. Answers to some frequently asked questions about the rights offering can be found under the heading “Questions and Answers Relating to the Rights Offering” in the Prospectus. Any prospective purchaser of shares of our common stock pursuant to the exercise of the subscription rights should read the Prospectus, including without limitation the risk factors contained therein, prior to making any decision to invest in the Company.

In the rights offering, we are offering an aggregate of 14,000,000 shares of common stock, as described in the Prospectus.

The subscription rights will expire if not exercised prior to 5:00 p.m., New York City time, on February 24, 2026, unless extended (the “Expiration Time”).

As described in the Prospectus, you will receive one subscription right for each share of common stock owned at 5:00 p.m., New York City time, on February 6, 2026 (the “Record Date”). Each subscription right will allow you to subscribe for 1.145 shares of common stock at the cash price of $1.00 per full share (the “subscription price”). For example, if you owned 100 shares of common stock as of 5:00 p.m., New York City time, on the Record Date, you would receive 100 subscription rights and would have the right to purchase 114.5 shares of common stock (rounded down to the nearest whole share, with the total subscription payment being adjusted accordingly, as discussed below) at the subscription price.

Fractional shares of common stock resulting from the exercise of the subscription rights will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

You are not required to exercise any or all of your subscription rights. If you do not exercise your subscription rights and the rights offering is completed, the number of shares of our common stock you own will not change but your percentage ownership of our total outstanding common stock will decrease to the extent shares are purchased by other shareholders in the rights offering. Your percentage ownership of our common stock may also decrease if you do not exercise your subscription privilege in full. Please see the discussion of risk factors related to the rights offering, including dilution, under the heading “Risk Factors—Risks Related to the Rights Offering,” in the Prospectus.

The subscription rights will be evidenced by a Subscription Rights Certificate and will cease to have any value at the Expiration Time.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions as to Use of Presurance Holdings, Inc. Subscription Rights Certificates; and

4.	A return envelope addressed to Broadridge Corporate Issuer Solutions, LLC, the subscription agent.

Your prompt action is requested. To exercise the subscription rights, as indicated in the Prospectus, you should deliver to the subscription agent the properly completed and signed Subscription Rights Certificate with payment of the subscription price in full for each share of common stock subscribed for pursuant to the subscription rights. The subscription agent must receive the Subscription Rights Certificate with payment of the subscription price prior to the Expiration Time. If you send your Subscription Rights Certificate(s) and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. We will not be required to issue shares of our common stock to you if the subscription agent receives your Subscription Rights Certificate or your subscription payment after that time, regardless of when the Subscription Rights Certificate and subscription payment were sent. See “The Rights Offering—Expiration Date and Amendments” in the Prospectus.

Once you have exercised your subscription rights, such exercise may not be revoked, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights and even if the rights offering is extended by our board of directors. However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms set forth in the Prospectus, you may cancel your subscription and receive a refund of any money you may have advanced.

Additional copies of the enclosed materials may be obtained from the subscription agent by calling (855) 793-5068 (toll free) or emailing shareholder@broadridge.com. Any questions or requests for assistance concerning the rights offering should be directed to the subscription agent.

Very truly yours,

Presurance Holdings, Inc.

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